A/P 3/17/2004

3-18-04

04016062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 2 2004 WASH, D.C. 158

SEC FILE NUMBER
8- 47830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Cherry Street, Suite D
(No. and Street)

Columbia, MO 65201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ferd LaBrunerie 573-449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Horton & Carlson, PC
(Name – *if individual, state last, first, middle name*)

209A East Green Meadows Road, Columbia, MO 65203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ferd LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ALEXANDER F. LA BRUNERIE
Notary Public – Notary Seal
STATE OF MISSOURI
Boone County
My Commission Expires: Aug. 2, 2004

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (Supplemental Information)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note G)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note H)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

LaBrunerie Financial Services, Inc.

December 31, 2003

LaBrunerie Financial Services, Inc.

TABLE OF CONTENTS

December 31, 2003

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
LaBrunerie Financial Services, Inc.
700 Cherry Street, Suite D
Columbia, Missouri

We have audited the accompanying balance sheets of LaBrunerie Financial Services, Inc. (a Missouri S-corporation) as of December 31, 2003 and 2002 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Labrunerie Financial Services, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 11-13 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Horton & Carlson PC

Columbia, Missouri
February 13, 2004

Mexico • Sedalia • Marshall • Columbia

LaBrunerie Financial Services, Inc.

BALANCE SHEETS

	December 31 2003	2002
ASSETS		
CURRENT ASSETS		
Cash in bank	$12,807.62	$15,107.43
Commissions receivable	--	3,181.00
Prepaid expense	142.77	750.00
	12,950.39	19,038.43
OTHER ASSETS		
Brokerage account (unrestricted)--Note C	30.74	86.80
Brokerage account (restricted)--Note D	10,000.00	10,000.00
Available for sale investments--Note E	59,259.38	53,108.89
	69,290.12	63,195.69
PLANT AND EQUIPMENT		
Office furniture	20,185.91	16,732.58
Less accumulated depreciation	16,532.53	13,913.53
	3,653.38	2,819.05
	$85,893.89	$85,053.17
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITES		
Accounts payable	$ 912.00	$ --
Commissions payable	--	2,544.80
Lease payable (Note D)	847.08	--
Accrued payroll taxes	1,380.19	1,351.01
	3,139.27	3,895.81
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000.00	3,000.00
Paid in capital	69,130.00	69,130.00
Retained earnings	10,492.64	10,575.39
Accumulated other comprehensive loss	131.98	(1,548.03)
	82,754.62	81,157.36
	$85,893.89	$85,053.17

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF INCOME

	Year ended December 31 2003	2002
Sales	$440,166.65	$382,649.04
Commissions	319,081.23	285,635.95
GROSS PROFIT	121,085.42	97,013.09
Overhead Expenses		
Accounting	5,107.50	5,710.00
Advertising	2,889.85	1,475.82
Attorney fees	851.59	1,942.00
Bank charges	3.00	245.16
Bonuses	580.00	--
Books	--	3,158.41
Compliance	1,797.32	--
Computer supplies	5,046.25	4,012.50
Contract labor	2,136.93	782.06
Contributions	75.00	525.00
Depreciation	2,619.00	732.00
Dues and subscriptions	5,480.52	4,096.65
Examinations	3,694.55	3,833.25
Fines and penalties	--	15.00
Insurance	2,092.00	1,886.00
Interest expense	142.78	--
Meetings	1,041.30	967.64
Miscellaneous	1,264.73	1,090.90
Office expense	8,078.09	6,390.45
Parking	1,192.49	856.36
Payroll	49,151.30	34,573.85
Payroll taxes	4,626.82	3,171.71
Postage	6,132.26	4,999.20
Printing	1,625.99	--
Rent	10,700.00	7,200.00
Repairs and maintenance	79.00	275.00
Taxes and licenses	280.00	112.50
Telephone	4,758.66	6,982.55
Website	940.50	--
TOTAL OVERHEAD EXPENSES	122,387.43	95,034.01
OPERATING INCOME	(1,302.01)	1,979.08
Other Income		
Interest income	323.47	432.65
Dividends	876.79	409.14
Short term capital gain distributions	--	238.31
Long term capital gain distributions	--	97.73
Loss on sale of mutual funds	--	(5,545.87)
Miscellaneous	19.00	12.00
TOTAL OTHER INCOME	1,219.26	4,356.04
NET INCOME	($ 82.75)	$($2,376.96)

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2001	$3,000.00	$69,130.00	$12,952.35	$(4,979.18)	$80,103.17
Net income	--	--	(2,376.96)	--	(2,376.96)
Change in unrealized holding gains (losses)	--	--	--	3,431.15	3,431.15
BALANCE AT DECEMBER 31, 2002	3,000.00	69,130.00	10,575.39	(1,548.03)	81,157.36
Net income	--	--	(82.75)	--	(82.75)
Change in unrealized holding gains (losses)	--	--	--	1,680.01	1,680.01
BALANCE AT DECEMBER 31, 2003	$3,000.00	$69,130.00	$10,492.64	$ 131.98	$82,754.62

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF CASH FLOWS

	Year ended December 31	
	2003	**2002**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	($ 82.75)	($2,376.96)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,619.00	732.00
Loss on sale of investments	--	5,545.87
Change in assets and liabilities increasing (decreasing) cash flows:		
Commissions receivable	3,181.00	(3,181.00)
Prepaid expense	607.23	(750.00)
Accounts payable	912.00	--
Leases payable	847.08	--
Commissions payable	(2,544.80)	2,544.80
Accrued payroll tax	29.18	1,120.52
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,567.94	3,635.23
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of equipment	(3,453.33)	(1,699.00)
Proceeds from sale investments	28,998.13	53,731.38
Purchase of investments	(32,255.93)	(53,731.38)
Decrease in brokerage account	56.06	68.07
Increase in available-for-sale	(1,212.68)	(925.54)
NET CASH USED BY INVESTING ACTIVITIES	(7,867.75)	(2,556.47)
CHANGE IN CASH AND CASH EQUIVALENTS	(2,299.81)	1,078.76
Cash and cash equivalents at beginning of year	15,107.43	14,028.67
CASH AND CASH EQUIVALENTS AT END OF YEAR	$12,807.62	$15,107.43

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest	$ 142.78	$ --

No cash was paid for taxes in 2003 or 2002.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows. Non-cash transactions in 2003 and 2002 included changes in the unrealized loss on investments of $1,680.01 and ($1,548.03), respectively.

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The company was incorporated on September 8, 1994 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: There were no commissions receivable at December 31, 2003. Commissions receivable at December 31, 2002 were $3,181.00.

There were no commissions receivable at December 31, 2003. Commissions payable at December 31, 2002 were $2,544.80. All commissions receivable and payable were less than 30 days.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated.

NOTE B--RELATED PARTY TRANSACTIONS

Ferd and Alex LaBrunerie are each a 50% shareholder and serve as directors and officers of the Company. Commissions paid to related parties were:

	2003	2002
Ferd LaBrunerie	$124,140.00	$167,972.00
Alex LaBrunerie	176,489.00	109,468.00

NOTE C--RESTRICTIONS ON CASH

The Company is required by its brokerage firm to maintain $10,000.00 in a house account with them. The balance in this account at December 31, 2003 and 2002 was $10,030.74 and $10,086.80, respectively. $10,000.00 of this amount has been reported as restricted cash under other assets.

NOTE D--LEASES

The Company's current office rent is $950 per month and the lease expires February 28, 2004. Minimum lease payments are:

2004	$11,400.00
2005	1,900.00
	$13,300.00

The Company has a 24 month lease with Dell Computer commencing January 13, 2003 at $70.59 per month. Minimum lease payments are:

2004	$847.08

LaBrunerie Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - Cont'd

December 31,2003

NOTE E--INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2003 investments consisted of:

2002	Beginning Fair Value	Reinvested Interest & Dividends	Market Change	Purchases (Sales)	12/31/02 Fair Value
Reserve Fund	$ 4,731.38	$ 29.63	$ --	$ --	$ 4,761.01
US Treasury Fund of America	24,000.00	150.73	--	--	24,150.73
American Balanced Fund	15,000.00	215.60	(1,635.56)	--	13,580.04
Pimco Funds	10,000.00	529.58	87.53	--	10,617.11
	$53,731.38	$ 925.54	$(1,548.03)	$ --	$53,108.89
2003					
Reserve Fund	$ 4,761.01	$ --	$ --	($4,761.01)	$ --
US Treasury Fund of America	24,150.73	86.39	--	(24,237.12)	--
American Balanced Fund	13,580.04	221.27	2,744.29	--	16,545.60
Pimco	10,617.11	419.71	47.51	--	11,084.33
Nuveen	--	475.72	(875.72)	15,000.00	14,600.00
Cortland Trust	--	9.59	(243.44)	5,288.50	5,054.65
US Treasury Bills	--	--	7.37	11,967.43	11,974.80
	$53,108.89	$1,212.68	$ 1,680.01	$ 3,257.80	$59,259.38

An unrealized loss of $1,548.03 has been charged to other comprehensive income for the year ended December 31, 2002. An unrealized gain of $1,680.01 has been charged to other comprehensive income for the year ended December 31, 2003.

The company moved its available-for-sale investments from five different brokers to a single broker in 2002. The company recognized a loss of $5,545.87 on these transactions:

	Gross Amortized Cost	Sale Price	Recognized Gain/(Loss)
Zurich Money Market Fund	$25,000.00	$25,000.00	$ ---
Fidelity Funds	15,079.74	9,969.79	(5,109.95)
Hancock Tech Fund	6,195.18	1,902.98	(4,292.20)
Janus Worldwide Fund	6,668.08	7,334.98	666.90
T Rowe Price Midcap Growth Fund	6,334.25	9,523.63	3,189.38
	$59,277.25	$53,731.38	$(5,545.87)

NOTE E--INVESTMENTS - Cont'd

The company liquidated two funds in 2003. The company recognized no gain or loss on these transactions:

	Gross Amortized Cost	Sale Price	Recognized Gain/(Loss)
Reserve Fund	$ 4,761.01	$ 4,761.01	$ --
US Treasury Fund of America	24,237.12	24,237.12	--
	$28,998.13	$28,998.13	$ --

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced (haircut) as follows:

Government Securities (3-6 months)	½%
Money Market Funds	2%
Mutual Funds	15%
Securities	15%

At December 31, 2003 these amounts were:

	2003		2002	
	Value	Haircut	Value	Haircut
Government Securities (3-6 months):				
US Treasury Bills	$11,974.80	$ 59.87	$ --	$ --
Money Market Funds:				
Reserve Fund	--	--	4,761.01	95.22
US Treasury Fund of America	--	--	24,150.73	483.01
Brokerage account	10,030.74	200.62	10,086.80	201.74
Cortland Trust	5,054.65	101.09	--	--
Mutual Funds:				
American Balanced Fund	16,545.60	2,481.84	13,580.04	2,037.01
Pimco Funds	11,084.33	1,662.65	10,617.11	1,592.57
Nuveen	14,600.00	2,190.00	--	--
	$57,315.32	$6,696.07	$63,195.69	$4,409.55

These investments are held to satisfy reserve requirements and are not held for trading purposes.

LaBrunerie Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - Cont'd

December 31, 2003

NOTE F--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000.00. On December 31, 2003 the Company had net capital of $72,262.40. ($22,262.40 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 4.34% (0.0434). On December 31, 2002 the Company had net capital of $73,178.76. ($23,178.76 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 5.32% (0.0532).

NOTE G--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2003 and 2002, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE H--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2003 and 2002 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

LaBrunerie Financial Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1(1)

December 31, 2003

	2003	2002
NET CAPITAL		
Ownership Equity	$82,754.62	$81,157.36
Less non-allowable assets:		
Prepaid expense	142.77	750.00
Net fixed assets	3,653.38	2,819.05
	3,796.15	2,960.05
TOTAL ALLOWABLE CAPITAL	78,958.47	77,588.31
Less Haircuts on Investments	6,696.07	4,409.55
TOTAL NET CAPITAL	72,262.40	73,178.76
MINIMUM NET CAPITAL REQUIREMENT	(50,000.00)	(50,000.00)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$22,262.40	$23,178.76
TOTAL AGGREGATE INDEBTEDNESS	$ 3,139.27	$ 3,895.81
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.34%	5.32%

See independent auditors' report

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
LaBrunerie Financial Services, Inc.
700 Cherry Street, Suite D
Columbia, Missouri

In planning and performing our audits of the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparison.

2) Recordation of differences required by Rule 17a-13.

3) Compliance with the requirements for prompt payment for securities under Section 4(c) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mexico • Sedalia • Marshall • Columbia

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
February 13, 2004